# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Cheche Group Inc., CIK 0001965473
CUSIP: G20707108
Title of class of securities: Class A Ordinary Shares, par value US$0.00001 per share
Address of issuer's principal executive offices: 8TH FLOOR, DESHENG HESHENG FORTUNE PLAZA, 13-1 DESHENGMENWAI AVENUE, XICHENG DIST., BEIJING, China (F4), 100088
Date of event which requires filing of this statement: 02/19/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0000950103-24-001547
Filed by CIK 0001293451

## Reporting persons
- Tencent Holdings Limited: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 11,172,000; shared voting power 0; sole dispositive power 11,172,000; shared dispositive power 0; aggregate amount beneficially owned 11,172,000 (19.6% of the class)
  Comment: Notes to Rows 5, 7, and 9: Tencent Holdings Limited may be deemed to have beneficial ownership over (i) 8,937,600 Class A Ordinary Shares held of record by Image Frame Investment (HK) Limited and (ii) 2,234,400 Class A Ordinary Shares held by TPP Fund II Holding F Limited. Image Frame Investment (HK) Limited and TPP Fund II Holding F Limited are ultimately controlled by Tencent Holdings Limited.
  
  Note to Row 11: This represents 19.6% of the issuer's total outstanding Class A Ordinary Shares and 14.8% of the issuer's total outstanding ordinary shares. See Item 4.
- Image Frame Investment (HK) Limited: type of reporting person: corporation (CO); citizenship or place of organization: Hong Kong (K3); sole voting power 8,937,600; shared voting power 0; sole dispositive power 8,937,600; shared dispositive power 0; aggregate amount beneficially owned 8,937,600 (15.6% of the class)
  Comment: Note to Row 11: This represents 19.6% of the issuer's total outstanding Class A Ordinary Shares and 14.8% of the issuer's total outstanding ordinary shares. See Item 4.
- Image Digital Investment (HK) Limited: type of reporting person: corporation (CO); citizenship or place of organization: Hong Kong (K3); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Note to Row 11: See Item 4.

## Item 1. Issuer
Name of issuer: Cheche Group Inc.
Address of issuer's principal executive offices: 8/F, Desheng Hopson Fortune Plaza 13-1 Deshengmenwai Avenue Xicheng District, Beijing 100088, China

## Item 2. Person Filing
Name of person filing:
Tencent Holdings Limited
Image Frame Investment (HK) Limited
Image Digital Investment (HK) Limited
Address of principal business office or, if none, residence: The business address of Tencent Holdings Limited, Image Frame Investment (HK) Limited, and Image Digital Investment (HK) Limited is 29/F., Three Pacific Place, No. 1 Queen's Road East, Wanchai, Hong Kong.
Citizenship:
Tencent Holdings Limited: Cayman Islands
Image Frame Investment (HK) Limited: Hong Kong
Image Digital Investment (HK) Limited: Hong Kong

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information required by Item 4(a) is set forth in Row 9 of the cover page for each Reporting Person and is incorporated herein by reference. The shares previously held of record by Image Digital Investment (HK) Limited were transferred to Image Frame (HK) Limited on February 19, 2024.
Percent of class: The information required by Item 4(b) is set forth in Row 11 of the cover page for each Reporting Person and is incorporated herein by reference. The percentage of the total outstanding Class A Ordinary Shares is calculated based on the 57,145,705 Class A Ordinary Shares outstanding as reported in the Issuer's post-effective amendment No. 1 to the registration statement on Form F-1 filed with the SEC on April 29, 2024. The percentage of the total outstanding ordinary shares is calculated based on the 75,742,209 outstanding ordinary shares as a single class, being the sum of 57,145,705 Class A Ordinary Shares and 18,596,504 Class B ordinary shares outstanding as reported in the Issuer's post-effective amendment No. 1 to the registration statement on Form F-1 filed with the SEC on April 29, 2024.
Sole power to vote or to direct the vote: The information required by Item 4(c) is set forth in Rows 5-8 of the cover page for each Reporting Person and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c) is set forth in Rows 5-8 of the cover page for each Reporting Person and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c) is set forth in Rows 5-8 of the cover page for each Reporting Person and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c) is set forth in Rows 5-8 of the cover page for each Reporting Person and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Tencent Holdings Limited is the ultimate controller of TPP Fund II Holding F Limited, which holds 2,234,400 Class A Ordinary Shares.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Tencent Holdings Limited: /s/ Ma Huateng, Director (02/10/2025)
- Image Frame Investment (HK) Limited: /s/ Ma Huateng, Director (02/10/2025)
- Image Digital Investment (HK) Limited: /s/ Li Yan, Director (02/10/2025)